May 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:                                     Aberdeen Standard Global Infrastructure Public Private Income Fund

File Nos. 333-234722 and 811-23490

Dear Ms. Dubey:

On behalf of Aberdeen Standard Global Infrastructure Public Private Income Fund (the “Fund” or the “Registrant”), we are writing to respond to additional comments that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided telephonically to Katherine Corey on February 3, 2020, relating to the Fund’s initial registration statement on Form N-2 (the “Registration Statement”) with respect to the proposed offering of shares by the Fund (the “Shares”), which was filed on November 15, 2019.

For your convenience, the substance of the Staff’s comments have been restated below.  The Registrant’s responses are set out immediately under each of the Staff’s comments.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.              The SEC’s view is that the words “Public” and “Private” in the Fund’s name suggest a type of investment when used with the word “Infrastructure”.  The SEC’s view is that “Public” and “Private” are adjectives describing the type of infrastructure investments the Fund will make.  Please revise the Fund’s 80% investment policy to reflect the type of investments suggested by the words “Public” and “Private” in the Fund’s name. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (“1940 Act”). Also, please explain to the Staff how the Fund would comply with an 80% policy to invest in public and private infrastructure investments under “normal circumstances” when, as disclosed on page 7, the Fund expects to fully invest the net proceeds of the offering in an initial portfolio of primarily publicly listed investments within one month after the closing but will only reinvest some portion of this initial portfolio into Private Infrastructure Opportunities over a period of 24 months after the closing of the offering. In addition, the Fund discloses that it will take 3-5 years to sell down its private infrastructure investments before the  end of the Fund’s Term. Please note that the SEC does not consider these ramp up and ramp down periods to constitute “unusual circumstances”.  Further, if the Fund adopts an 80% policy to invest in public “and” private infrastructure investments, please disclose the minimum percentage required to be invested in private infrastructure investments as part of that 80% policy. Please note that the Staff is generally of the view that 10% would not be sufficient and that the Staff may have additional comments depending on the minimum percentage chosen.

Response:  The Fund has determined to change its name to “Aberdeen Standard Global Infrastructure Income Fund” and will remove the words “Public” and “Private” from the Fund’s name.

2.              In response to comment number 7 of the Staff’s initial comments, to which the Fund responded in writing on January 27, 2020, the Fund stated that “…it will limit its investments in unregistered funds that are commonly known as “hedge funds” or “private equity funds” to no more than 15% of its total assets.” Please note that such 15% limit should be based on net assets not total assets.

Response: The Fund confirms that it will limit its investments in unregistered funds that are commonly known as “hedge funds” or “private equity funds” to no more than 15% of its “net assets,” rather than “total assets”.

3.              Please answer the following questions about the Private Infrastructure Opportunities issued by sponsor vehicles structured as 3(c)(1) and 3(c)(7) funds (but which the Fund does not consider to be traditional “hedge funds” or “private equity funds”), in which the Fund intends to invest:

i.                  Who sponsors/sets up these vehicles?

Response: Sponsor vehicles for co-investments by the Fund would typically be created by a third party who also serves as the sponsor to a traditional private equity fund in which unregistered funds advised by the Fund’s Adviser or an affiliate may be invested. The Fund typically will not be invested in the traditional private equity fund, but would seek to take advantage of direct co-investment opportunities as they arise.

Sponsor vehicles for direct infrastructure investments (as opposed to co-investments) would typically be created by a third party who serves as the general partner of the vehicle and  does not manage traditional private equity funds, but rather raises capital on a deal-by-deal basis for specific transactions.

ii.               The Fund noted in its response to the Staff’s comments on January 27, 2020 that the sponsor vehicles typically hold a “single investment”. What is a single investment? (For example, one issuer? Debt and equity of a single issuer? Could it be more than one issuer?)

Response: A single investment means an investment in  a single issuer that holds one infrastructure asset or related set of infrastructure assets. The single investment may, in some cases, be both the debt and equity of the single issuer, which, as described in more detail in response 3.v below, is often a holding company created to securitize the infrastructure asset(s). The underlying infrastructure asset(s) would be a specific asset, such as a single power plant, or group of related assets, such as related renewable power projects. These are examples and are not exhaustive of the types of single investments.

iii.            The Fund states that there are other investors in the sponsor vehicles. Please answer the following related questions:

a)             Is there an upper limit as to how much the Fund can own of a single sponsor vehicle?

Response:  The Fund would seek to avoid ownership of a single sponsor vehicle that could cause the Fund and the sponsor vehicle to be “affiliated persons” of each other for purposes of the 1940 Act. The Fund generally does not expect its investments in single sponsor vehicles to result in an affiliated person relationship, and the Adviser will monitor the Fund’s investments to seek to avoid such a relationship.

b)             Could the Fund be the only owner of a sponsor vehicle?

Response: Yes. Theoretically, the Fund could be the sole owner of a vehicle; however, the Adviser does not anticipate that this would typically be the case and would monitor the structure of the Fund’s investments and the Fund’s voting rights and powers, if any, to ensure that the Fund would not “control” the sponsor vehicle within the meaning of the 1940 Act.

iv.           Are the sponsor vehicles wholly-owned subsidiaries of the Fund?

Response: No.

v.              How many layers of entities are there between the Fund and the single investment?

Response: Generally, two. Often the single infrastructure asset (for example, a power plant) is owned by a holding company (often formed as an LLC) created to securitize the asset to facilitate raising capital (typically through a private offering). The holding company may work with direct private equity investment firms (which, for these purposes, will be one or more general partners or “GPs”) to locate investors.  A GP may determine to invest in the holding company through one of its traditional private equity funds (which the Fund currently does not intend to invest in), and/or such GP may make the holding company available directly to existing investors in its private equity funds, or their investment advisers, as a co-investment opportunity.  When taking the latter approach, the GP would typically create a sponsor vehicle, which is generally a limited partnership relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, for the sole purpose of pooling investments into the holding company.  The sponsor vehicle is used by the sponsor for administrative and tax purposes and is created to only own the particular underlying asset/holding company (see the response to comment 3.ii above for specific examples), and does not have any of the characteristics of a traditional “hedge fund” or “private equity fund,” as the Fund previously described in the Fund’s response to the Staff’s comments filed on January 27, 2020.

vi.           How does the Fund come to know of these investment opportunities? Is there a transaction consultant who identifies them?

Response: The Fund has not and does not intend to engage a “transaction consultant.” The Adviser’s Real Assets investment team has experience and expertise in sourcing, diligencing and monitoring private investments developed over the past decade through its management of a number of unregistered funds-of-funds and separately managed accounts.  As disclosed in the Registration Statement, the Fund would likely be investing in the Private Infrastructure Opportunities alongside unregistered funds advised by the Adviser. The Adviser may become aware of direct co-investment opportunities through its relationships with the GPs of unregistered funds in which other clients of the Adviser may be invested. The Adviser maintains a database of hundreds of industry contacts and tracks a vast number of investment opportunities on an ongoing basis. The Adviser will use this informational advantage, combined with first hand research, a disciplined due diligence process and its experience and understanding of the infrastructure sector and the related risks, in order to select Private Infrastructure Opportunities that the team believes will help it achieve the Fund’s investment objective.

vii.        Can the Adviser provide an example of this type of private investment?

Response: The following describes an example of the type of private investment described in this Correspondence. This example is based on prior investments made by the Adviser and for confidentiality reasons is referred to simply as “Energy Co-Investment.”  All investment opportunities are different and although this example is illustrative, each investment opportunity may be structured slightly differently.

Energy Co-Investment:

“Energy Co-Investment” is a private investment in a power generation facility (referred to as the “Facility”).  The Facility is owned through a holding company formed as an LLC (referred to herein as “Facility Holdings, LLC” or the “Company”). “Sponsor” acquired the Company from its prior owners and believes that it has the potential to generate increased cash flow under Sponsor’s management and with certain capital improvements to the Facility, which Sponsor would seek to implement with the requisite funding. Over the longer term, the Sponsor would seek to sell the Company to further realize the anticipated return on its investment.  Sponsor is an independent manager in energy infrastructure assets and has experience investing in and operating power generation facilities in the energy market in which the Facility is located.

To facilitate investments in the Company in order to raise capital, Sponsor creates an entity formed for the purpose of acquiring, directly or indirectly, limited liability company interests in the Company (referred to herein as “Company Direct Investment L.P.”).   The Sponsor, or an affiliate, serves as the General Partner of Company Direct

Investment L.P.  Company Direct Investment L.P. is organized as a fund and offered in reliance upon exemptions/exclusions from the registration requirements of federal and state securities laws in order for the Sponsor to pool investments in the Company, primarily for commercial, administrative and tax purposes.

Sponsor also offers an unregistered pooled investment vehicle that invest in a portfolio of private energy infrastructure assets (referred to herein as “Sponsor Fund I, L.P.” or the “Primary Fund”), which is a traditional private equity fund.  The Sponsor will typically invest a portion of the Primary Fund’s assets in Company Direct Investment L.P., but there may be capacity to seek additional investments directly from other investors. The Adviser offers traditional private equity funds-of-funds, one or more of which may be invested in the Primary Fund.  Through the Adviser’s relationship with the Sponsor, the Sponsor makes available to the Adviser the opportunity to invest directly in Company Direct Investment L.P. on behalf of the Adviser’s clients.  The Adviser receives extensive information about the Facility and performs its own detailed due diligence on the Facility. The Adviser may determine to invest in the Company, through Company Direct Investment L.P., on behalf of its clients, including the Fund.

The Adviser has reviewed a large number of possible direct co-investment opportunities, such as the one described above, and typically only selects a small handful to invest in after the Adviser’s detailed due diligence process.

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If you have any questions, please call me at (215) 405-5724.

Sincerely,

/s/ Katherine A. Corey, Esq.

Katherine A. Corey, Esq.
U.S. Counsel

cc:                                       Lucia Sitar, Esq.

Margery K. Neale, Esq.

Elliot J. Gluck, Esq.